Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 15, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Filing Desk

Re:	Rosetta Genomics Ltd. Registration Statement on Form F-3 File No. 333-172655

Ladies and Gentlemen:

On behalf of Rosetta Genomics Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated March 14, 2011. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

General

1.
Comment:  You disclose that on February 23, 2011, you closed the sale of 4,541,668 ordinary shares at a price of $0.60 per share in a private placement transaction.  You also disclose that on February 23, 2011, you also closed the sale of 5,458,671 ordinary shares at a price of $0.60 per share in a registered direct offering.  Please provide us with any analysis which supports your conclusion that these offerings are consistent with the guidance provided in Securities Act Release No. 8828 (Aug. 3, 2007) and Securities Act Rules CDI Question 212.06.

Response: As noted in the Staff’s comment, on February 23, 2011, the Company closed (i) the sale of 4,541,668 ordinary shares and warrants to purchase up to 3,406,251 ordinary shares in a private placement transaction (the “Private Placement”) and (ii) the sale of 5,458,671 ordinary shares and warrants to purchase up to 2,729,335 ordinary shares in a registered direct offering (the “Registered Offering” and together with the Private Placement, the “Concurrent Offerings”).  Rodman & Renshaw LLC (“Rodman”) served as placement agent for both the Private Placement and the Registered Offering.  Prior to the initiation of the Concurrent Offerings, representatives of Mintz Levin, as counsel to the Company, an d representatives of Weinstein Smith LLP, as counsel to Rodman, had discussions with the Company and Rodman to ensure that the Concurrent Offerings would be conducted in a manner consistent with the guidance provided in Securities Act Release No. 8828 (Aug. 3, 2007) and Securities Act Rules CDI Question 212.06 (collectively, the “SEC Integration Guidance”).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

In connection with our review of the Concurrent Offerings to ensure compliance with the SEC Integration Guidance, we were advised by Rodman and its counsel as to the following facts with respect to the marketing of the Concurrent Offerings:

(i)
prospective investors for the Private Placement were contacted outside of the effort related to the Registered Offering, and no prospective investors for the Private Placement were contacted in connection with the marketing of the Registered Offering;

(ii)
copies of any prospectus used in connection with the Registered Offering were not circulated to prospective investors in the Private Placement, and none of the prospective investors for the Private Placement independently contacted the Company as a result of having seen or received the registration statement or any prospectus used in connection with the Registered Offering;

(iii)	each prospective investor for the Private Placement had a substantive, preexisting relationship with the Company or with Rodman; and

(iv)
the investors in the Private Placement consisted only of qualified institutional buyers within the meaning of Rule 144A of the Securities Act and no more than two or three large institutional accredited investors.

In addition, all potential investors for the Private Placement were contacted and all purchase agreements were executed before any public announcement of the Private Placement and the Registered Offering was made, and neither the Company nor Rodman engaged in any other marketing activities that could reasonably be construed as a general solicitation. Based on the foregoing, we believe that the Concurrent Offerings were conducted in a manner consistent with the SEC Integration Guidance and that the sales in the Private Placement and the sales in the Registered Offering should not be integrated.

We hope that the above response is acceptable to the Staff.  Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter.  We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane

Enclosures